Filed Pursuant to Rule 424(b)(5)

Registration No. 333-274554

Prospectus Supplement No. 3, Dated August 3, 2025

(to Prospectus dated September 28, 2023)

HEARTSCIENCES INC.

Up to $14,737,609
Common Stock

This Prospectus Supplement No. 3 (this “prospectus supplement”), amends and supplements our at-the-market offering prospectus dated September 28, 2023, as amended and supplemented by the prospectus supplement dated November 9, 2023 and November 17, 2023 (collectively, the “at-the-market offering prospectus”). This prospectus supplement should be read in conjunction with the at-the-market offering prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement amends and supplements only those sections of the at-the-market offering prospectus listed in this prospectus supplement; all other sections of the at-the-market offering prospectus remain as is.

We previously entered into an Equity Distribution Agreement, dated September 18, 2023 (the “Original EDA”), with Maxim Group LLC (“Maxim”, or the “Sales Agent”), pursuant to which we may offer and sell, from time to time, an aggregate of up to $3,250,000 of shares of our common stock, $0.001 par value per share (“common stock”), in an “at the market” offering (as defined in Rule 415(a)(4) under the Securities Act of 1933, as amended (the “Securities Act”)). On November 9, 2023, we entered into Amendment No. 1 to the Original EDA with Maxim pursuant to which, among other things, we may issue and sell up to $10,000,000 of shares of common stock from time to time through the Sales Agent subject to certain selling limitations (the “First Amendment”). On November 17, 2023, we entered into Amendment No. 2 to the Original EDA (the “Second Amendment”) with Maxim pursuant to which, among other things, we may issue and sell up to $15,000,000 of shares of common stock (“Shares”) from time to time through the Sales Agent; provided, however, that in no event will we issue or sell through the Sales Agent such number of shares of common stock that would cause us or the offering of our shares of common stock to not satisfy the eligibility and transaction requirements for use of Form S-3 (including General Instruction I.B.6 of Form S-3). On August 3, 2025, we entered into Amendment No. 3 to the Original EDA (the “Third Amendment”, and together with the Original EDA, the First Amendment and the Second Amendment, the “EDA”) with Maxim pursuant to which the Company may offer and sell, from time to time, up to $25,000,000 of shares of Common Stock. Pursuant to the terms of the Third Amendment, Maxim will be entitled to compensation at a commission rate equal to 4.0% of the gross sales price per share sold pursuant to this prospectus supplement and the EDA up to a maximum of $11,036,310 in gross proceeds to our Company, and 3.0% of the gross sales price per share sold pursuant to this prospectus supplement and the EDA from any gross proceeds to our Company in excess of such amount. As of July 31, 2025, we have sold 530,057 shares of common stock with an aggregate offering price of approximately $10.4 million under the EDA.

We are filing this prospectus supplement to amend the at-the-market offering prospectus to increase the maximum amount of shares of our common stock that we are eligible to sell under the EDA pursuant to at-the-market offering prospectus under General Instruction I.B.6. of Form S-3 As a result of these limitations, we may currently only offer and sell shares of our common stock having an aggregate offering price of up to $14,737,609. Pursuant to this prospectus supplement, we are registering the offer and sale of up to $14,737,609 of shares of our common stock. However, in the event that our public float increases or decreases, we may sell securities in public primary offerings on Form S-3 with a value up to one-third of our public float, in each case calculated pursuant to General Instruction I.B.6 of Form S-3 and subject to the terms of the EDA. In the event that our public float increases above $75.0 million, we will no longer be subject to the limitations of General Instruction I.B.6 of Form S-3.

The offering pursuant to this prospectus supplement will terminate upon the sale of all Shares subject to this prospectus supplement. We may file one or more additional prospectus supplements to offer and sell the remaining Shares subject to the EDA. Once all Shares covered by the EDA are issued and sold, the EDA will terminate. The EDA may be terminated by us or by the Sales Agent at any time.

Our common stock and our IPO Warrants are listed on the Nasdaq Capital Market under the symbols “HSCS” and “HSCSW,” respectively. On July 31, 2025, the last reported sale price of our common stock on Nasdaq Capital Market was $3.12 per share and the price of our warrants was $0.1184. Sales of our common stock, if any, under this prospectus supplement, will be made by any method permitted that is deemed an “at the market offering” as defined in Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”). Maxim is not required to sell any specific amount, but will act as our sales agent using commercially reasonable efforts consistent with its normal trading and sales practices. There is no arrangement for funds to be received in any escrow, trust or similar arrangement.

As of July 31, 2025, the aggregate market value of our outstanding common stock held by non-affiliates was $13,042,930, which was calculated based on 2,276,253 outstanding shares of our common stock held by non-affiliates on July 31, 2025 and a price per share of $5.73, which was the closing price of our common stock on July 10, 2025 and is the highest closing sale price of our common stock on the Nasdaq Capital Market within the prior 60 days. Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell the shelf securities in a public primary offering with a value exceeding more than one-third of the aggregate market value of our voting and non-voting ordinary shares held by non-affiliates in any 12-month period as long as the aggregate market value of our outstanding ordinary shares held by non-affiliates is less than $75 million. During the 12 calendar months prior to and including the date of this prospectus supplement, we have sold $0 million worth of our securities pursuant to General Instruction I.B.6 of Form S-3.

Investing in our common stock involves a high degree of risk. Please read the information contained in and incorporated by reference under the heading “Risk Factors” beginning on page S-15 of our Prospectus dated September 28, 2023, P-17 of the at-the-market offering prospectus, the section captioned “Item 1A — Risk Factors” in our most recently filed Annual Report on Form 10-K and in our most recently filed Quarterly Report on Form 10-Q, which we have incorporated by reference into this prospectus supplement, the at-the-market offering prospectus and under similar headings in the other documents that are filed after the date hereof and incorporated by reference into this prospectus supplement.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the at-the-market offering prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Maxim Group LLC

The date of this Prospectus Supplement is August 3, 2025.